OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                             Tremont Advisers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class B Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    894729201
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                  John L. Keeley, Jr., Keeley Investment Corp.
          401 South LaSalle Street, Suite 1201, Chicago, Illinois 60605
                                 (312) 786-5000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 17, 1999
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                               Page 1 of 13 Pages

-----------------------
CUSIP No. 894729201
-----------------------


 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           John L. Keeley, Jr.; Social Security No. ###-##-####
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
           N/A
========== =====================================================================
  3        SEC USE ONLY
========== =====================================================================
  4        SOURCE OF FUNDS*

           PF
========== =====================================================================
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

           N/A
========== =====================================================================
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF                     401,987

          SHARES            ========= ==========================================
                               8      SHARED VOTING POWER
       BENEFICIALLY                   -0-

         OWNED BY           ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
           EACH                       401,987

        REPORTING           ========= ==========================================
                               10     SHARED DISPOSITIVE POWER
          PERSON                      -0-

           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            401,987

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                         [ ]
            N/A

=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            12.16%

=========== ====================================================================
14          TYPE OF REPORTING PERSON*
            IN
=========== ====================================================================


                               Page 2 of 13 Pages

-----------------------
CUSIP No. 894729201
-----------------------


 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Barabra G. Keeley; Social Security No. ###-##-####
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
           N/A
========== =====================================================================
  3        SEC USE ONLY
========== =====================================================================
  4        SOURCE OF FUNDS*

           PF
========== =====================================================================
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

           N/A
========== =====================================================================
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF                     25,000

          SHARES            ========= ==========================================
                               8      SHARED VOTING POWER
       BENEFICIALLY                   -0-

         OWNED BY           ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
           EACH                       25,000

        REPORTING           ========= ==========================================
                               10     SHARED DISPOSITIVE POWER
          PERSON                      -0-

           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            25,000

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                         [ ]
            N/A

=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.78%

=========== ====================================================================
14          TYPE OF REPORTING PERSON*
            IN
=========== ====================================================================


                               Page 3 of 13 Pages

-----------------------
CUSIP No. 894729201
-----------------------


 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           JGJ Partnership; I.R.S. Identification No. 36-3966526
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
           N/A
========== =====================================================================
  3        SEC USE ONLY
========== =====================================================================
  4        SOURCE OF FUNDS*

           OO (Funds of JGJ Partnership)
========== =====================================================================
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

           N/A
========== =====================================================================
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinios
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF                     24,642

          SHARES            ========= ==========================================
                               8      SHARED VOTING POWER
       BENEFICIALLY                   -0-

         OWNED BY           ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
           EACH                       24,642

        REPORTING           ========= ==========================================
                               10     SHARED DISPOSITIVE POWER
          PERSON                      -0-

           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            24,642

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                         [ ]
            N/A

=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.77%

=========== ====================================================================
14          TYPE OF REPORTING PERSON*
            PN
=========== ====================================================================


                               Page 4 of 13 Pages

-----------------------
CUSIP No. 894729201
-----------------------


 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Kamco Limited Partnership No. 1; I.R.S. Identification No. 36-3528572
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
           N/A
========== =====================================================================
  3        SEC USE ONLY
========== =====================================================================
  4        SOURCE OF FUNDS*

           OO (Funds of Kamco Limited Partnership No. 1)
========== =====================================================================
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

           N/A
========== =====================================================================
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinios
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF                     82,140

          SHARES            ========= ==========================================
                               8      SHARED VOTING POWER
       BENEFICIALLY                   -0-

         OWNED BY           ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
           EACH                       82,140

        REPORTING           ========= ==========================================
                               10     SHARED DISPOSITIVE POWER
          PERSON                      -0-

           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            82,140

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                         [ ]
            N/A

=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            2.57%

=========== ====================================================================
14          TYPE OF REPORTING PERSON*
            PN
=========== ====================================================================


                               Page 5 of 13 Pages

-----------------------
CUSIP No. 894729201
-----------------------


 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           John L. Keeley, Jr. Foundation; I.R.S. Identification No. 36-3865180
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
           N/A
========== =====================================================================
  3        SEC USE ONLY
========== =====================================================================
  4        SOURCE OF FUNDS*

           OO (Funds of John L. Keeley, Jr. Foundation)
========== =====================================================================
  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                [ ]

           N/A
========== =====================================================================
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF                     11,250

          SHARES            ========= ==========================================
                               8      SHARED VOTING POWER
       BENEFICIALLY                   -0-

         OWNED BY           ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
           EACH                       11,250

        REPORTING           ========= ==========================================
                               10     SHARED DISPOSITIVE POWER
          PERSON                      -0-

           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            11,250

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                         [ ]
            N/A

=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.35%

=========== ====================================================================
14          TYPE OF REPORTING PERSON*
            EP
=========== ====================================================================


                               Page 6 of 13 Pages

-----------------------
CUSIP No. 894729201
-----------------------


 ========= =====================================================================
   1       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Keeley Family Limited Partnership; I.R.S. Identification
           No. 36-3529257
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                       (b)   [ ]
           N/A
========== =====================================================================
  3        SEC USE ONLY
========== =====================================================================
  4        SOURCE OF FUNDS*

           OO (Funds of Keeley Family Limited Partnership)
========== =====================================================================
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

           N/A
========== =====================================================================
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois
=========================== ========= ==========================================
                               7      SOLE VOTING POWER
        NUMBER OF                     200

          SHARES            ========= ==========================================
                               8      SHARED VOTING POWER
       BENEFICIALLY                   -0-

         OWNED BY           ========= ==========================================
                               9      SOLE DISPOSITIVE POWER
           EACH                       200

        REPORTING           ========= ==========================================
                               10     SHARED DISPOSITIVE POWER
          PERSON                      -0-

           WITH
=========== ====================================================================
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            200

=========== ====================================================================
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
            EXCLUDES CERTAIN SHARES*                                         [ ]
            N/A

=========== ====================================================================
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            0.01%

=========== ====================================================================
14          TYPE OF REPORTING PERSON*
            PN
=========== ====================================================================


                               Page 7 of 13 Pages

       Item 1.       Security and Issuer:

                     Title of  Class of Securities:
                        Class B Common Stock, $.01 par value (the "Securities").

                     Address of Issuer's Principal Executive Offices:

                              Tremont Advisors, Inc.
                              555 Theodore Fremd Avenue
                              Rye, New York  10580

       Item 2.       Identity and Background:

                     (a)    (i)    John L. Keeley, Jr. ("Mr. Keeley")

                            (ii)   Barbara G. Keeley ("Mrs. Keeley")

                            (iii)  JGJ Partnership ("JGJ")

                            (iv)   Kamco Limited Partnership No. 1 ("Kamco")

                            (v)    John L. Keeley, Jr. Foundation ("JLKF")

                            (vi)   Keeley Family Limited Partnership ("KFLP")

                     (b)    (i-vi) 401  South  LaSalle  Street, Suite 1201
                                   Chicago, Illinois 60605

                     (c)    (i)    Mr. Keeley is the general  partner of JGJ and
                                   KFLP, the sole general partner of Kamco, and the President and Treasurer of JLKF.

                            (ii)   Mrs. Keeley is the spouse of Mr. Keeley.

                            (iii)  JGJ is an investment partnership.

                            (iv)   Kamco is an investment partnership.

                            (v)    JLKF  is  a  private  charitable   foundation
                                   organized as a nonprofit corporation.

                            (vi)   KFLP is an investment partnership.

                     (d) During the past five years, none of Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF, KFLP, nor any of their respective officers or directors, has been convicted in a criminal proceeding.

                     (e) During the past five years, none of Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF, KFLP, nor any of their respective officers or directors, has been a party to a civil proceeding as a result of which any such person is subject to a judgment, decree or final order enjoining any such person from or mandating activities subject to federal or state securities laws, or finding any such person in violation of such laws.

                     (f)    (i) Mr. Keeley is a United States citizen.

                            (ii)  Mrs.   Keeley  is  a  United  States citizen.

                            (iii)  JGJ is organized under the laws of Illinois.

                            (iv)   Kamco  is   organized   under   the  laws  of
                                   Illinois.

                            (v)    JLKF is organized under the laws of Illinois.

                            (vi)   KFLP is organized under the laws of Illinois.

                               Page 8 of 13 Pages

       Item 3.       Source and Amount of Funds or Other Consideration:

                     Mr. and Mrs. Keeley used personal funds to purchase the Securities reported by them, except for the 6,250 shares which may be acquired through the exercise of a stock option, for which no consideration was paid. The Securities reported by JGJ was the assets of such partnership. The source of funds for the purchases by Kamco was the assets of such partnership. The shares reported by JLKF were received as a contribution from Mr. Keeley. The source of funds for the purchases reported by KFLP was the assets of such partnership.

       Item 4.       Purpose of Transaction:

                     The acquisitions made by Mr. and Mrs. Keeley, JGJ, Kamco, JLKF and KFLP were made for investment purposes and not for the purposes of acquiring control of Tremont. Mr. and Mrs. Keeley, JGJ, Kamco, JLKF and KFLP may from time to time purchase or sell these shares in the ordinary course of business, as permitted by the federal securities laws. Mr. Keeley is a member of the Board of Directors of Tremont and as such is part of the management of Tremont. In his capacity as a director of Tremont, he may suggest or consider changes in the operations, management or capital structure of Tremont as a means of enhancing shareholder values. Such suggestions or considerations may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling Tremont, or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring Tremont's capitalization or dividend policy. Other than as described above, none of Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF nor KFLP has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of the
                     Schedule 13D form.

       Item 5.       Interest in Securities of the Issuer.

                     (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 545,219 shares, representing 16.49% of the 3,305,938 shares outstanding (includes 3,197,700 shares outstanding in the Issuer's most recently filed Form 10-Q for the period ended March 31, 1999, plus 101,998 shares of Class A Common Stock which are convertible into 101,987 shares of Class B Common Stock, plus 6,250 shares which may be acquired through the exercise of a stock option). The Securities are beneficially owned as follows:

                                                   Shares of        % of Class
                                                    Class B         of Class B
         Name                                    Common Stock      Common Stock
         ----                                    ------------      ------------
         John L. Keeley, Jr.....................      401,987            12.16%
         Barbara G. Keeley......................       25,000             0.76%
         JGJ Partnership........................       24,642             0.75%
         John L. Keeley, Jr. Foundation.........       11,250             0.34%
         Kamco Limited Partnership No. 1........       82,140             2.48%
         Keeley Family Limited Partnership......          200             0.01%
                                                          ---             ----
                                         TOTAL        545,219             16.49%

                               Page 9 of 13 Pages

                            Mr. Keeley is deemed to have beneficial ownership of the Securities beneficially owned by each of the foregoing persons. The 401,987 shares reported as beneficially owned by Mr. Keeley include 43,750 shares held by the Keeley Investment Corp. Profit Sharing Plan & Trust, for which Mr. Keeley is Trustee, 43,750 shares held by the Keeley Investment Corp. Pension Plan & Trust for which Mr. Keeley is Trustee, 101,987 shares of Class A Common Stock which are convertible into 101,987 shares of Class B Common Stock, and 6,250 shares which may be acquired through the exercise of a stock option.

                     (b)    (i)    Number of shares as to which Mr.  Keeley has:
                                   sole  power to vote or to  direct  the  vote:
                                   401,987; shared power to vote or to direct the vote: 0; sole power to dispose or to direct the disposition of: 401,987; shared power to dispose or to direct the disposition of: 0

                            (ii) Number of shares as to which Mrs. Keeley has: sole power to vote or to direct the vote:
                                   25,000 ; shared power to vote or to direct the vote: 0; sole power to dispose or to direct the disposition of: 25,000; shared power to dispose or to direct the disposition of: 0

                            (iii) Number of shares as to which JGJ has: sole power to vote or to direct the vote: 24,642; shared power to vote or to direct the vote:
                                   0; sole power to dispose or to direct the disposition of: 24,642; shared power to dispose or to direct the disposition of: 0;

                            (iv) Number of shares as to which Kamco has: sole power to vote or to direct the vote: 82,140; shared power to vote or to direct the vote:
                                   0; sole power to dispose or to direct the disposition of: 82,140; shared power to dispose or to direct the disposition of: 0

                            (v) Number of shares as to which JLKF has: sole power to vote or to direct the vote: 11,250; shared power to vote or to direct the vote: 0 sole power to dispose or to direct the disposition of: 11,250; shared power to dispose or to direct the disposition of: 0

                            (vi) Number of shares as to which KFLP has: sole power to vote or to direct the vote: 200; shared power to vote or to direct the vote:
                                   0; sole power to dispose or to direct the disposition of: 200; shared power to dispose or to direct the disposition of: 0

                              Page 10 of 13 Pages

                     (c) There have been no transactions in Securities by Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF or KFLP in the past sixty days.

                     (d)    Inapplicable.

                     (e)    Inapplicable.

       Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                     None of Mr. Keeley, Mrs. Keeley, JGJ, Kamco, JLKF nor KFLP are parties to any contract, arrangement, understanding or relationship with respect to any Securities of Tremont.

       Item 7.       Material to Be Filed as Exhibits.

                     Exhibit 1 - Agreement to Make a Joint Filing



                              Page 11 of 13 Pages

                                    SIGNATURE


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated this 17th day of August, 1999.



/s/ John L. Keeley, Jr.
John L. Keeley, Jr.



/s/ Barbara G. Keeley
Barbara G. Keeley


JGJ PARTNERSHIP



/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner


KAMCO LIMITED PARTNERSHIP NO. 1



/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner


JOHN L. KEELEY, JR. FOUNDATION



/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President and Treasurer


KEELEY FAMILY LIMITED PARTNERSHIP



/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner


                              Page 12 of 13 Pages

                            EXHIBIT 1 TO SCHEDULE 13D

       John L. Keeley, Jr., Barbara G. Keeley, JGJ Partnership, Kamco Limited Partnership No. 1, John L. Keeley, Jr. Foundation and Keeley Family Limited Partnership agree that, unless differentiated, this Schedule 13D is filed on behalf of each of the parties.

       Dated this 17th day of August, 1999.



/s/ John L. Keeley, Jr.
John L. Keeley, Jr.



/s/ Barbara G. Keeley
Barbara G. Keeley


JGJ PARTNERSHIP



/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner


KAMCO LIMITED PARTNERSHIP NO. 1



/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner


JOHN L. KEELEY, JR. FOUNDATION



/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President and Treasurer


KEELEY FAMILY LIMITED PARTNERSHIP



/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner



                              Page 13 of 13 Pages